SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
7th Floor
Montréal, Québec
Canada  H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F           Form 40-F  ✓

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No  ✓_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure:  Press Release dated November 10, 2008

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 , 333-112021 and 333-146175.

 PRESS RELEASE
Stock Market Symbols
GIB.A (TSX)
GIB (NYSE)

CGI REPORTS F2008 EPS GROWTH OF 31% AND SIGNS $4.15 BILLION IN NEW CONTRACTS, UP 30%

Fiscal 2008 Year-over-Year Highlights
• Revenue up 5.3% at constant currency to $3.71 billion,
• Bookings up 29.9%, to $4.15 billion,
• Adjusted EBIT up 6.1%, to $430.0 million or 11.6% of revenue
• Earnings up 26.9%, to $297.9 million or 8.0% of revenue
• Diluted EPS up 31.4%, to 92 cents,
• Cash generated by operating activities of $355.9 million, or $1.10 per share
• Investment of $333.8 million in share buybacks and debt reduction
• Return on invested capital of 13.9%

Note: All figures are in Canadian dollars from continuing operations and have been adjusted to reflect the sale of a Canadian BPS business in Q4-F2008.

Montreal, Quebec, November 10, 2008 – CGI Group Inc. (TSX: GIB.A; NYSE: GIB) generated revenue for fiscal 2008 of $3.71 billion, up 2.0% compared with $3.63 billion in fiscal 2007. At constant currency, this represents year-over-year growth of 5.3%.

Fiscal 2008 adjusted EBIT was $430.0 million, or 11.6% of revenue. This is an increase of 6.1% compared with $405.2 million in fiscal 2007.

Earnings from continuing operations in fiscal 2008 were $297.9 million for a margin of 8.0%. This represents a 26.9% increase compared with $234.7 million in fiscal 2007.  Included in these results are tax benefits of $26.6 million related to lower Canadian tax rates and a non-recurring benefit relating to the determination of prior years’ tax liabilities.

On a fully diluted basis, earnings per share from continuing operations was 92 cents in fiscal 2008 compared with 70 cents in fiscal 2007, representing an increase of 31.4%.

In fiscal 2008, CGI generated $355.9 million in cash from operations, or $1.10 per diluted weighted average share.

During the fiscal year the Company acquired 19.9 million shares of CGI as part of its Normal Course Issuer Bid for $213.5 million and made debt payments of $120.3 million. At the end of fiscal 2008, the net debt to capitalization ratio was 13.9% compared with 16.8% at the end of fiscal 2007.

In fiscal 2008, new contract signings totaled $4.15 billion or 112% of revenue, a year-over-year increase of approximately a billion dollars across all verticals and geographies. The Company’s backlog at year-end was $11.65 billion.

CGI Reports Q4 and F2008 Results - November 10, 2008

In $ 000’s except margin and share data amounts
All figures are from continuing operations	FY2008	FY2007
Revenue	3,705,863	3,633,945
Year-over-year growth at constant currency	5.3%	7.4%
Adjusted EBIT	429,954	405,177
Adjusted EBIT margin	11.6%	11.1%
Earnings	297,898	234,659
Earnings Margin	8.0%	6.5%
Basic EPS	0.94	0.71
Diluted EPS	0.92	0.70
Weighted number of outstanding shares (diluted)	322,804,287	333,876,564
Number of outstanding shares at September 30	308,373,529	324,753,874
Net debt to capitalization ratio	13.9%	16.8%
Return on invested capital	13.9%	11.7%
Bookings	4,145,000	3,190,000
Order backlog	11,645,000	11,696,000
Note: Audited 2008 Annual Financial Statements are available on www.cgi.com and will be filed with both SEDAR and EDGAR.

“Thanks to the loyalty of our clients and the dedication of our employees, fiscal 2008 was another very successful year for CGI. We remain focused on the fundamentals of operating a solid, profitable business delivering value to shareholders over time,” commented Michael E. Roach, President and Chief Executive Officer.  “We enter fiscal 2009 in an excellent position strategically, operationally and financially. We have a strong balance sheet, a $1.5 billion largely untapped credit facility secured through fiscal 2012, and an experienced team dedicated to operational excellence. Approximately
55-60% of our revenue is long-term, recurring or repeatable and we maintain a backlog equal to 3.1 times our annual revenue. Our deep portfolio of solutions, including our full end-to-end managed services offering take on an additional relevance to our clients in this challenging economic environment.”

Q4 F2008 Results
For the fourth quarter of fiscal 2008, CGI generated revenue of $929.2 million, up 2.8% compared with $903.7 million in the fourth quarter of 2007. On a constant currency basis, growth was 2.6%.

Adjusted EBIT in Q4 2008 was $105.1 million, or 11.3% of revenue compared with $100.7 million in the same period last year.

Earnings from continuing operations in the fourth quarter were $75.2 million, for a margin of 8.1%. This is an improvement of 15.6% compared with earnings from continuing operations of $65.0 million in Q4 2007. Included in this quarter’s results was a non-recurring income tax benefit of $9.5 million resulting from the determination of prior years’ tax liabilities.

Earnings per share from continuing operations was 24 cents in the fourth quarter, compared with 19 cents in the fourth quarter of 2007, representing an increase of 26.3%.

Cash generated by operating activities totaled $83.1 million in the fourth quarter.

As part of its Normal Course Issuer Bid, the Company acquired 3.2 million shares for $31.9 million and made $63.3 million in debt payments during the fourth quarter of 2008.

In the fourth quarter, new contract signings totaled $982 million or 106% of revenue, composed primarily of new bookings in the financial services as well as the government and healthcare verticals.

CGI Reports Q4 and F2008 Results - November 10, 2008

In $ 000’s except margin, share data amounts and DSO
All figures are from continuing operations	Q4-2008	Q4-2007
Revenue	929,198	903,702
Year-over-year growth at constant currency	2.6%	11.6%
Adjusted EBIT margin	11.3%	11.1%
Earnings	75,169	65,045
Earnings margin	8.1%	7.2%
Diluted EPS	0.24	0.19
Weighted average number of outstanding shares (diluted)	313,749,478	334,520,373
DSO (Days of sales outstanding)	50	42
Bookings	982,000	803,000

Fourth Quarter and full-year F2008 Results Conference Call
Senior management will host a conference call to discuss results at 9 a.m. EST this morning. Participants may access the call by dialing (866) 225-0198 or on the Web at www.cgi.com. Supporting slides for the call will also be available. For those unable to participate on the live call, a podcast and copy of the slides will be archived for download at www.cgi.com.

About CGI
Founded in 1976, CGI Group Inc. is one of the largest independent information technology and business process services firms in the world. CGI and its affiliated companies employ approximately 25,500 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States, Europe, Asia Pacific as well as from centers of excellence in North America, Europe and India. CGI's fiscal 2008 revenue was $3.7 billion and at September 30, 2008, CGI's order backlog was $11.6 billion. CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

Use of Non-GAAP Financial Information
CGI reports its financial results in accordance with GAAP. However, management believes that certain non-GAAP measures provide useful information to investors regarding the Company’s financial condition and results of operations as they provide additional measures of its performance. Explanations as well as a reconciliation of these non-GAAP measures with GAAP financial statements are provided in the MD&A which is posted on CGI’s website, and filed with SEDAR and EDGAR.

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of sections 138.3 and following of the Ontario Securities Act. These statements and this information represent CGI’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include but are not restricted to; the timing and size of new contracts; acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the MD&A of CGI’s Annual Report or Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), and in CGI’s annual and quarterly MD&A and Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The

CGI Reports Q4 and F2008 Results - November 10, 2008

words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise.  Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information.

For more information:
Lorne Gorber
Vice-President, Global Communications & Investor Relations
514-841-3355
lorne.gorber@cgi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI Group Inc.
(Registrant)
Date: November 10, 2008	By /s/ Beniot Dubé
Name: Beniot Dubé Title: Vice-President, Legal Affiairs - Greater Montreal and Assistant Corporate Secretary